ASX Announcement: 02 March 2010

CEO & CFO on H1 Result & Outlook
Open Briefing interview with CEO Terry Stinson & CFO Keith Halliwell	Orbital Corporation Ltd 4 Whipple Street Balcatta Western Australia 6021

In this Open Briefing®, CEO Terry Stinson & CFO Keith Halliwell discuss:

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First half impacted by reduced demand on back of global financial crisis

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Ongoing investment in development of LPG retrofit kits to start generating returns

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Long term outlook for Orbital’s fuel efficiency/emissions reduction technology remains bright, particularly in growing markets in China, India and Brazil

Record of interview:

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Orbital Corporation Limited recently reported a net loss of $2.62 million for the first half ended December 2009, flat compared with the previous corresponding period.  You expect a break-even result in the current second half.  What are the main risks to this forecast?

CEO Terry Stinson

There are several risks, but our Consulting Services business is our biggest near term risk.  The trading environment for engineering services businesses continues to be tough following the global financial crisis.  We’re seeing signs of recovery, however they are slow.  Our Orbital Consulting Services (OCS) order book is down so our focus is on increasing sales for this area of our business.

The next risk is currency exchange rates which are always unpredictable.  In the first half we had a negative currency exchange impact on our Synerject earnings, but that could reverse to some extent in the second half.  For Synerject, we expect the marine sector to improve over the second half, however any double-dip type recession in the US economy may impact that expectation.

Lastly, the LPG market cycle is another near term risk.  If the market continues to be stagnant, our full year result could be affected.  We have adjusted our cost profile and growth plans to adapt to the market to minimise this impact.  We’re hoping the market has reached its lowest point and we’d expect slow but steady growth for our Orbital Autogas Systems (OAGS) business.

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As at 31 December 2009, Orbital’s cash and cash equivalents were $6.31 million, down from $10.12 million six months earlier.  First half net cash outflow from operations was $2.03 million, versus inflow of $0.57 million in the previous corresponding period.  Is the current cash buffer adequate given operations remain cash flow negative?

CFO Keith Halliwell

Our operations will continue to be cash flow negative in the second half as we build the OAGS retrofit business.  Looking at the bigger picture, we expect the company will experience its typical second half strength compared with the first half, and have sufficient cash for these requirements.

We’ll be gearing up for the new Ford liquid LPG injection system (LLi) supply contract and will manage cash, and particularly working capital levels, very closely in the second half.  The new model Ford that will incorporate our LLi system is expected to launch towards the end of 2010 calendar year.

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Capex, including capitalised development costs, totalled $1.68 million in the first half, up from $1.13 million in the previous corresponding period.  This is in line with your guidance in August 2009 that the current year ending 30 June 2010 would be a ‘year of investment’ in OAGS.  How much do you need to invest in OAGS before shareholders will see a return?

CEO Terry Stinson

Through the balance of this fiscal year we’ll continue to invest in retrofit kits for Australian passenger cars and light trucks.  Our investment will focus on vehicle models that historically have the highest level of LPG conversions.  Most of the investment will be completed in the second half and we expect to have about 20 kits available for sale by the end of the financial year.

We anticipate that OAGS will be generating a profit in fiscal 2011, underpinned by the commencement of the production contract with Ford.  We already supply Ford with LPG systems, however the new Ford system has a higher level of technology and much more content than the current system and this will make a significant difference to our revenue in the coming year.

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Synerject’s equity contribution to Orbital’s earnings dropped to $0.31 million in the half, down from $0.72 million, reflecting the reduction of Orbital’s equity stake to 42 percent from 50 percent and the impact of a stronger Australian dollar.  The cash dividend from Synerject was $0.50 million, down from $0.82 million.  Given continuing tough conditions in its key markets when do you expect a sustainable recovery in Synerject’s performance?

CFO Keith Halliwell

We’re now seeing signs of recovery in the North American marine sector.  This is important as outboard engines are typically bought for the northern hemisphere summer, which is in our second half.  This typical demand cycle, overlayed on a supply chain in the marine sector that has depleted inventory, should provide a solid base for a strong second half.

Synerject has fared relatively well in tough markets.  In US dollars, it increased sales year on year through the introduction of new products on, for instance, high-end motorcycles and snow mobiles in Asia and North America.  It generated free cash flow of approximately US$7.7 million during the half and had minimal debt at 31 December 2009, so it’s well positioned to fund an anticipated growth period in the next six to 12 months.

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OAGS booked a loss of $0.92 million in the first half, versus a profit of $0.27 million in the previous corresponding period.  Revenue was $2.91 million, down 24 percent, partly reflecting the “severe” contraction of the LPG retrofit market in the first half.  How important will Australia’s ADR 79/02 emission requirements be for rebuilding demand in the retrofit market?

CEO Terry Stinson

Demand in the Australian market is primarily driven by cost savings.  LPG is much less expensive than petrol at the pump and is also less expensive on an energy equivalency basis.  Emissions are usually the second priority for an LPG retrofit consumer or a consumer considering the purchase of a new LPG powered vehicle.  As petrol prices increase, the number of retrofits also increases.  In June to September 2008, consumers were paying about $1.50 per litre for petrol and it wasn’t unusual for them to have to wait a month or two for an LPG conversion.  In June 2009, the price of petrol had fallen to around $1.15 per litre and there were also changes to the LPG retrofit government rebate scheme.  As a result of these factors, the retrofit market dropped substantially.

The price of crude oil continues to trend up slowly, which should facilitate an increase in the number of LPG retrofits in the market for the balance of this year.

The change in emissions standards for vehicles will positively impact the OAGS business; however this will be a medium to long term effect.  The new emissions requirements will force replacement vehicles to be fitted with new technology that will meet the new ADR 79/02 standards.  This will build demand for OAGS type systems as the Australian car fleet ages and new cars are released into the market.  You can’t meet the standard by fitting an older vaporizer system onto a new car, an engine management and LPG fuel injection system will need to be installed.  This will create a shift in the market to systems like ours.  The tighter the emissions and fuel economy standards become, the greater advantage we’ll have in this market.

We knew this shift in demand would come and it was our justification for purchasing OAGS from Boral.  The shift is already starting and we’re seeing more injection systems and fewer vaporiser systems in the market.  However, it’s going to be several years before injection systems are dominant in Australia’s LPG fleet.

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You expect OAGS revenue to increase in the second half.  To what extent do you expect this to be driven by the LLi system?  Can you comment on market response to the system to date?

CEO Terry Stinson

The LLi system is relatively new to the market however initial feedback from customers is quite positive.  The key to customer satisfaction in this market is to ensure that your vehicle, fitted with the LLi system, still starts, drives, sounds and runs exactly like it does on petrol.  That’s what our system will do for consumers.  As we develop and introduce additional kits to increase the number of vehicle models offered, we expect OAGS sales will increase.

We expect the drivability, technological benefits and fuel efficiency provided by our kits to be significant advantages for OAGS.

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OCS booked a break-even result in the first half, compared with a loss of $0.12 million in the previous corresponding period.  Revenue was $4.53 million, up approximately 11 percent.  As at the end of December the OCS order book stood at $4.1 million, down from $5.3 million six months earlier.  Can you keep OCS out of loss territory if sales remain at the current low levels?

CEO Terry Stinson

With the level of our current order book, positive territory will be a challenge.  That’s why we have a special focus on increasing sales in this area.  We have a seasoned and committed sales team and have identified some key sales opportunities that can be delivered this financial year.  Our traditional customer base, particularly in the marine and recreation markets, was significantly impacted by the global financial crisis, but markets in Asia, India and Brazil continue to grow.  Our objective now is to find new customers in those markets while maintaining good relations with our existing customer base.

It’s worth noting that OCS is a business that creates new opportunities for us.  OCS is an incubator of opportunities for growth.  For example, the OCS team is currently working with Changan in China on a demonstration engine and vehicle program that employs our FlexDI technology along with other advanced technologies.  The target is to develop and integrate engine and vehicle technology upgrades to meet a very aggressive fuel economy improvement target while meeting the more stringent Euro IV emissions being introduced in China.  Changan is ranked number four in the Chinese automotive market by sales, so if the project is successful it should generate significant commercial opportunities for us in China.  Changan will have a proven technology that will deliver its fuel economy targets.  For production, Changan will need to buy FlexDI systems for its vehicles.  With success, commercial opportunities in China will flow from our OCS engineering projects.

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Orbital’s Royalty and Licence income was $0.4 million in the first half, down 36 percent, with weaker marine and recreation markets and lower demand for inventory from manufacturers.  When do you expect sustained demand from the North American marine sector to return and are there signs manufacturers have begun restocking supply chain inventories?

CEO Terry Stinson

Based on information available in the US boating trades, boat and marine engine manufacturers are beginning to restock supply chain inventories.  During the global financial crisis companies like US boat and marine engine maker Brunswick Corporation cut back inventories to historically low levels.  We’re now seeing manufacturers beginning to restock their supply chain inventories as retail sales show signs of recovery.  The marine market is projected to grow over the coming year, but we don’t expect sales to reach pre-crisis levels in the near term: it will take a few years.

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In January, Orbital renegotiated its $19 million non-interest bearing loan from the West Australian Government, replacing it with an interest-free loan of $14.35 million, repayable in increasing annual instalments that commence in May 2010 at $0.2 million.  This generated a non-cash profit of $7.7 million and extended the loan to 2025.  What was the rationale for the restructure and what will be the key benefits for Orbital going forward?

CFO Keith Halliwell

The main driver of the restructure was to remove a significant obligation due in 2014.  One benefit is that the new loan has a lower principal.  The other is the extension of the repayment term to 2025, a further 11 years interest-free compared with the original repayment date.

The $7.7 million profit will be recorded in the current second half and reflects the difference between the present value of the new loan, which is $7.6 million, and the old loan, which at 31 December was $15.3 million.  Over the term of the loan we’ll incur non-cash interest amortisation of $6.8 million.  Not only will we record a significant profit, but also the restructure will increase net assets and improve our gearing ratios.

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Orbital regards the increasing global focus on greenhouse gas emissions and pressure on oil prices as crucial to its alternative fuel strategy.  What are the major opportunities for Orbital in this market and how will they generate shareholder value?

CEO Terry Stinson

As the world continues to focus on greenhouse gas emissions and as emissions standards become more stringent, our growth and profitability potential will increase.  We have a proven track record of providing benchmark solutions for emissions reductions to key markets.  There are over 600,000 vehicles worldwide using Orbital’s FlexDI technology and Synerject components.  The key is to turn the technical success into commercial success.  This has been a challenge for the company in the past; however Synerject has proven successful in the same arena and is our most valuable asset.  Building on this key learning is the key to generating shareholder value

Our OAGS business provides customers in Australia a lower cost alternative to petrol.  Customers also receive the bonus of reduced CO2 emissions, which we anticipate will become equally important to fuel savings over time.  We strongly believe that our expertise in engine management systems, software development and fuel systems for alternative fuels such as LPG, will be an important driver of shareholder value in the short to medium term.  For example, in Brazil we’re working with Sygma Motors and Vale Solutions in Energy to apply our FlexDI technology to heavy duty diesel engines that have been switched over to ethanol.

We have the ability to provide specialised products that fill significant gaps in the market.  Synerject fills the gap in the market for non-automotive fuel systems, and we believe that we can fill the gaps in the market for alternative fuel systems: we already have an LPG solution and have identified opportunities in ethanol, natural gas and other non-gasoline fuels.  We see Synerject as the model for forming specialised businesses in these other areas and look forward to taking advantage of these opportunities as markets recover from the global financial crisis.

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2462

For past Open Briefings with Orbital, or to receive future Open Briefings by email, please visit www.openbriefing.com

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   Open Briefing® | Orbital Corporation Limited | 02 March 2010

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